MEDICUS SCIENCES ACQUISITION CORP.

152 West 57th Street, Floor 20

New York, New York 10019

January 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn: James Lopez, Legal Branch Chief

Re:	Medicus Sciences Acquisition Corp.

Form S-1 filed December 23, 2020

File No. 333-251674

Dear Mr. Lopez:

Medicus Sciences Acquisition Corp. (“Medicus”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 21, 2021, regarding our Registration Statement (the “Registration Statement”) previously filed on December 23, 2020. Medicus has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Form S-1 filed December 23, 2020

Our Sponsor and Competitive Advantages, page 3

1.	We note disclosure here, page 124 and elsewhere discussing competitive advantages attributed to resources of your sponsor's affiliates. For example, you state you will leverage "certain employees of Altium and Sio as advisors to assist" in sourcing and evaluation of potential acquisition candidates. Please revise to clarify the basis for your belief that these entities and their employees will provide significant assistance. For example, it is unclear if you have understandings, arrangements or agreements with these persons or entities. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 6, 97 and 125 of Amendment No. 1 to clarify the understandings we have with the affiliates of our sponsor.

* * * * * *

James Lopez, Legal Branch Chief

U.S. Securities and Exchange Commission

January 28, 2021

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael Castor
Michael Castor, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP